EXHIBIT 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) at October 31, 2013:

As at October 31, 2013
(in millions of Canadian dollars)

Subordinated Debentures	5,841
Capital Instruments	650
Equity
Common Equity
Common Shares	14,516
Retained Earnings	25,315
Accumulated Other Comprehensive Income	545
Other Reserves	193

Total Common Equity	40,569
Preferred Shares	4,084

Total Equity Attributable to Equity Holders of the Bank	44,653
Non-controlling Interests
Non-controlling Interests in Subsidiaries	1,155
Capital Instrument Equity Holders	743

Total Non-controlling Interests	1,898

Total Equity	46,551

Total Capitalization	53,042

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, calculated in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for each of the years in the two year period ended October 31, 2010 and in accordance with International Financial Reporting Standards (“IFRS”) for each of the years in the three year period ended October 31, 2013.

	October 31,
	2013(1)	2012(1)	2011(1)	2010(2)	2009(2)
Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	7.04	6.85	5.73	4.70	3.00
Including interest on deposits	2.03	2.05	1.91	1.70	1.44
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	5.81	5.66	4.76	3.99	2.72
Including interest on deposits	1.96	1.97	1.84	1.64	1.41

(1)	Calculated in accordance with IFRS.
(2)	Calculated in accordance with Canadian GAAP.

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.